

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2014

Via E-mail
Mark J. Cola
President and Chief Executive Officer
Sigma Labs, Inc.
100 Cienega Street, Suite C
Sante Fe, New Mexico 87501

> **Re: Sigma Labs, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 23, 2014**
> **File No. 333-198893**

Dear Mr. Cola:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are conducting a primary offering on a Form S-3. It does not appear that you are eligible to conduct this offering on a Form S-3 registration statement. Transaction Requirement Instruction I.B.1 may be used to establish a registrant's eligibility if the aggregate market value of the voting and non-voting common equity held by the registrant's non-affiliates is $75 million or more. Based on our review of your latest Form 10-K, it does not appear that you meet this requirement. Instruction I.B.6(a) requires that the aggregate market value of securities sold by or on behalf of the registrant pursuant to this instruction is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. It does not appear that you meet this requirement either. Please explain to us why you are eligible to use the Form S-3, providing calculations where applicable. Alternatively, please amend your registration statement on an appropriate form.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: William D. Gould
       Darren T. Freedman
       TroyGould PC